Exhibit 4.6

August 29, 2018

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Attention: AmSSG Legal Department

Re: Series F Preferred Stock

Ladies and Gentlemen:

We refer to that certain Securities Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), by and between Attis Industries Inc. (the “Company”) and Goldman Sachs Specialty Lending Holdings, Inc. (“Purchaser”), pursuant to which Purchaser has agreed to purchase, and the Company has agreed to sell, 2,500 shares (the “Shares”) of the Series F Preferred Stock of the Company (the “Series F Preferred”), with such Shares to be issued to Goldman Sachs & Co. LLC (“Holder”). Unless otherwise defined herein, each capitalized term used but not defined herein shall have the meaning ascribed to it in the Purchase Agreement.

This letter confirms that effective as of Purchaser’s purchase of the Shares, Holder shall be entitled to the following contractual rights, in addition to any rights provided to Purchaser under the Purchase Agreement or any other Transaction Documents:

1.	Referral Right. Subject to any applicable legal requirements, including any requirements related to disclosure, in the event a potential purchaser (such potential purchaser, a “Potential Purchaser”) of Eligible Securities (as defined below) provides written notice, or any other written expression, to the Company of its intent or desire to purchase Eligible Securities from the Company or any Person (each a “Potential Purchaser Notice”), the Company shall comply with the referral right (the “Referral Right”) on the terms and conditions of this Paragraph 1 (and shall not refer such Potential Purchaser to any other Person until such compliance):

a.	Within five (5) days of receiving a Potential Purchaser Notice, the Company will deliver to the Holder a written notice (the “Holder Notice”) stating its receipt of a Potential Purchaser Notice and either (i) enclosing a copy of the Potential Purchaser Notice or (ii), to the extent contained in the Potential Purchase Notice, stating (1) the name and address of the Potential Purchaser; (2) the maximum number of Eligible Securities such Potential Purchaser is willing to purchase (the “Offered Securities”); and (3) the bona fide cash price or other consideration for which such Potential Purchaser proposes to purchase the Offered Securities (the “Offered Price”).

b.	At any time within ninety (90) days after the date the Holder Notice is effective pursuant to Paragraph 1(a), the Holder may, by giving written notice to the Company, elect to negotiate the sale of all or a portion of the Shares to the Potential Purchaser at the Offered Price.

c.	If all of the Shares proposed in the Holder Notice to be transferred to a Potential Purchaser are not purchased by such Potential Purchaser within ninety (90) days as provided in this Paragraph 1, then the Company may issue securities to the Potential Purchaser or refer the Potential Purchaser to any other holder of the Series F Preferred Stock or any other of the Company’s securities.

d.	For purposes of this Paragraph 1, “Eligible Securities” means, (1) during the period commencing on the Closing Date and ending on the ninetieth (90th) day following the Closing Date, shares of Series F Preferred Stock, and (2) after the ninetieth day (90th) day following the Closing Date, shares of Series F Preferred Stock or any other Common Stock or Common Stock Equivalents of the Company, provided that any shares of Series F Preferred Stock or any other Common Stock or Common Stock Equivalents issued by the Company in connection with an Exempt Issuance (as defined in Paragraph 2(c)) shall be deemed not to be Eligible Securities hereunder.

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2.	Mandatory Redemption.

a.	No earlier than fifteen (15) Business Days nor later than five (5) Business Days prior to the consummation of each Qualified Subsequent Financing, the Company shall deliver a written notice thereof to the Holder in accordance with Section 5.4 (Notices) of the Purchase Agreement (a “Qualified Subsequent Financing Notice”), which shall state (i) that the Company is conducting a Qualified Subsequent Financing, (ii) the gross proceeds the Company will receive in such Qualified Subsequent Financing, (iii) the Mandatory Redemption Amount (including the calculations used in determining the Mandatory Redemption Amount), and (iv) the anticipated date of closing for such Qualified Subsequent Financing. Simultaneously with the consummation of such Qualified Subsequent Financing (such time, the “Mandatory Redemption Time”), the Company shall, at the sole discretion of the Holder (as set forth in Paragraph 2(b) below) and subject to the provisions of this Paragraph 2, use the Mandatory Redemption Amount to redeem, for cash payment, Shares from the Holder (each a “Mandatory Redemption”) at the Mandatory Redemption Value. Notwithstanding anything herein to the contrary, at any time prior to the date the Mandatory Redemption Amount is paid in full, the Shares may be converted, in whole or in part, by the Holder, at its option and in its sole discretion, into Common Stock pursuant to and in accordance with the conversion procedures set forth in the Purchase Agreement, mutatis mutandis. The Company covenants and agrees that it will honor all Conversion Notices (as defined in the Certificate of Designation) tendered from the date of delivery of the Qualified Subsequent Financing Notice through the date all amounts owing thereon are due and paid in full, provided that any such Notice of Conversion shall first apply to any portion of the Shares that is not subject to the Mandatory Redemption unless the Notice of Conversion expressly states that it shall apply to a portion of the Shares that is subject to the Mandatory Redemption. The portion of the Mandatory Redemption Amount converted by the Holder after the date of delivery of the Qualified Subsequent Financing Notice shall reduce the amount of Shares to be redeemed on the Mandatory Redemption Time and relieve the Company of its obligation to redeem such converted Shares for cash. The Company covenants and agrees that it will honor all Notices of Conversion tendered from the time of delivery of the Qualified Subsequent Financing Notice through the date all amounts owing thereon are due and paid in full.

b.	The payment of cash pursuant to a Mandatory Redemption shall be payable in full at the Mandatory Redemption Time. In addition to, and without limiting, any other rights or remedies existing at law or in equity or under the Transaction Documents, if any portion of the payment pursuant to a Mandatory Redemption shall not be paid by the Company by the applicable Mandatory Redemption Time, interest shall accrue thereon at rate of fifteen percent (15%) per annum until such amount is paid in full; provided, that such interest shall increase by one percent (1%) as of the end of each ninety (90) day period following the end of the applicable Mandatory Redemption Time until such amount is paid in full or until such interest rate reaches the maximum rate permitted by applicable law. Notwithstanding anything to the contrary in this Paragraph 2, in addition to, and without limiting any other rights hereunder and under the other Transaction Documents, the Holder may elect, by written notice to the Company at any time following the date of delivery of the Qualified Subsequent Financing Notice through the date of actual payment in full in cash of the Mandatory Redemption Amount, to rescind such Mandatory Redemption.

c.	The following capitalized terms used in this Paragraph 2, shall have the meaning ascribed below:

i.	“Certificate of Designation” means that certain Certificate of Designations, Preferences and Rights of Series F Preferred, filed with the Secretary of State of the State of New York on February 22, 2018, as amended from time to time.

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ii.	“Exempt Issuance” means (i) the issuance of Shares by the Company pursuant to the terms and conditions of the Purchase Agreement, (ii) shares of Common Stock or options to employees, officers directors, consultants, advisors or contractors of the Company pursuant to any stock or option plan duly adopted for any such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose, (iii) securities issued pursuant to acquisitions or strategic joint venture approved by a majority of the disinterested directors of the Company, and, subject to the last three sentences of this Paragraph 2(c)(ii), including a transaction in which the Company is issuing securities solely for the purpose of raising capital to finance such acquisition or strategic joint venture, and (iv) the issuance of Common Stock upon the exercise or exchange of or conversion of any Common Stock Equivalents issued and outstanding on the date of the Purchase Agreement pursuant to terms and conditions applicable to such Common Stock Equivalents in effect as of the date of the Purchase Agreement and disclosed in filings of the Company with the Commission prior to the date of the Purchase Agreement, provided that such Common Stock Equivalents have not been amended since the date of the Purchase Agreement to increase the number of such Common Stock Equivalents or shares of Common Stock issuable upon the exercise or exchange of or conversion of such Common Stock Equivalents, or to decrease the exercise price, exchange price or conversion price of such Common Stock Equivalents (other than Common Stock Equivalents issued and outstanding on the date of the Purchase Agreement, subject to exchange prices or conversion prices adjustable pursuant to anti-dilution protection or in connection with stock splits or combinations) or to extend the term of such Common Stock Equivalents. Notwithstanding anything to the contrary herein, a transaction in which the Company is issuing securities solely for the purpose of raising capital to finance an acquisition shall only be an “Exempt Issuance” if fifteen (15) Business Days prior to the consummation of such issuance, the Company provides Holder with a certificate executed by the Chief Executive Officer of the Company (each such certificate, an “Acquisition Notice”) that (1) provides material information regarding the proposed acquisition and the related issuance, including the material terms and conditions in connection therewith, (2) certifies that the proceeds obtained from such issuance will be used solely to fund such proposed acquisition and (3) certifies that the consummation of such proposed acquisition will occur no later than forty-five (45) days after the consummation of such issuance of securities (the “Acquisition Deadline Date”). In the event that such proposed acquisition has not been consummated on or prior to the Acquisition Deadline Date, such issuance of securities shall be deemed to be a Qualified Subsequent Financing and the Company shall, within five (5) Business Days after the Acquisition Deadline Date, at the sole discretion of the Holder (as set forth in Paragraph 2(b)) and subject to the provisions of Paragraph 2, use the Mandatory Redemption Amount to redeem, for cash payment, Shares from the Holder at the Mandatory Redemption Value. For the avoidance of doubt, if such cash payment is not made on such date, Paragraph 2(b) shall apply, including the accrual of interest as set forth therein. For the avoidance of doubt, Purchaser acknowledges and agrees that (i) the Acquisition Notice may contain material non-public information and agrees to comply with any and all applicable laws with respect thereto, including, but not limited to, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder and (ii) in the event the Company reasonably determines that an Acquisition Notice contains material non-public information, the Company may, as a precondition of providing such Acquisition Notice or other information to the Holder related to such Acquisition Notice, obtain understanding or arrangements with the Holder that permit the Company to comply with Regulation FD; provided, that a confidentiality agreement between the Holder and the Company in which the Holder expressly agrees, on commercially reasonable terms, to maintain the applicable material non-public information in confidence shall be sufficient to satisfy such precondition.

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iii.	“Mandatory Redemption Amount” means, with respect to any given Qualified Subsequent Financing, fifty percent (50%) of the gross proceeds of such Qualified Subsequent Financing.

iv.	“Mandatory Redemption Value” means with respect to each Share, 120% of the Stated Value (as defined in the Certificate of Designation), plus any accrued and unpaid dividends thereon, (ii) any other fees or liquidated damages then due and owing thereon under the Certificate of Designation or any other Transaction Document.

v.	“Qualified Subsequent Financing” means, other than an Exempt Issuance, any issuance effected following the 90th day following the Closing Date by the Company or any of its Subsidiaries for capital-raising purposes of Common Stock or Common Stock Equivalents for cash consideration.

3.	Fees, Expenses, Etc. On the date (the “Repayment Date”) that is the earlier to occur of five (5) Business Days after the date on which Holder or its Affiliates no longer hold any shares of Series F Preferred following (i) the exercise of the Referral Right under Paragraph 1 hereof or (ii) the consummation by the Company of any Qualified Subsequent Financing, the Company shall reimburse the Holder for all costs and expenses incurred by it or its Affiliates in connection with its due diligence, structuring, documentation, negotiation and closing of the transactions contemplated by this letter agreement, the Transaction Documents and any prior investment by the Holder or its Affiliates in the Company. Notwithstanding and in addition to the above, the Company shall also pay (i) the legal fees incurred by the Holder and its Affiliates to Vinson & Elkins LLP, legal counsel to the Holder and its Affiliates, and (ii) all documented costs and expenses incurred by such legal counsel including, but not limited to, Lien, judgment, tax, UCC and related searches, and all filing fees including, but not limited to, all UCC-1 Financing Statements, UCC-3 Termination Statements, if any, USPTO filings and all recordation fees, and related costs and expenses (collectively, the “Transaction Expenses”), provided that in no event shall Transaction Expenses or any other fees, expenses, reimbursements or similar obligations provided hereunder exceed an aggregate of $50,000 (the “Cap”). The Company shall wire Transaction Expenses to the Purchaser at the Repayment Date. Subject to the Cap, the Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, DTC fees, transfer agent fees, listing fees, if any, fees or broker’s commissions, filing and/or recordation fees, blue sky fees relating to or arising out of the transactions contemplated hereby, the other Transaction Documents and any prior investment by Holder or its Affiliates in the Company. Subject to the Cap, the Company shall pay, and hold the Purchaser harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys’ fees and out-of-pocket expenses as and when incurred) arising in connection with any claim relating to any such payment. Except as otherwise set forth in this letter agreement or the other Transaction Documents, each party to this letter agreement and/or any other Transaction Document shall bear its own expenses in connection with the sale of the Securities to the Purchaser. Subject to the Cap, but without limiting any other rights hereunder and under the other Transaction Documents, at the Repayment Date, the Company, however, shall be responsible and pay any and all reasonable attorneys’ and other professionals’ fees and expenses incurred by the Purchaser after the Closing in connection with or related to: (a) the Transaction Documents and/or any of the transactions contemplated and/or arising therefrom; (b) the administration, collection, or enforcement of the Transaction Documents; (c) the amendment or modification of the Transaction Documents; (d) any waiver, consent, release, or termination under the Transaction Documents; (e) any legal, litigation, regulatory, administrative, arbitration, or out of court proceeding in connection with or related to the Company, each of respective Subsidiaries, any of the Transaction Documents and/or any transaction contemplated hereby and/or thereby or otherwise, related to and/or arising therefrom and from any appeal or review thereof; and (f) any bankruptcy, restructuring, reorganization, assignment for the benefit of creditors, workout, foreclosure, or other action related to the Company, each of its Subsidiaries, the Transaction Documents, including representing the Purchaser in any adversary proceeding or contested matter commenced or continued by or on behalf of the Company and the Subsidiaries’ estate, property and/or any appeal or review thereof. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any conversion or exercise notice delivered by the Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchaser Designee.

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4.	Issuance Limitation. Notwithstanding anything herein to the contrary herein or in the Purchase Agreement or any other Transaction Documents, if the Company has not obtained Shareholder Approval, then the Company may not issue, upon conversion of the Series F Preferred Stock, any Underlying Shares. “Shareholder Approval” means such approval as may be required by the applicable rules and regulations of the Nasdaq Stock Market (or any successor entity) from the shareholders of the Company with respect to the transactions contemplated by the Transaction Documents, including the issuance of all of the Underlying Shares in excess of 19.99% of the issued and outstanding Common Stock on the Closing Date.

5.	Miscellaneous.

a.	Prior to Shareholder Approval, the Holder agrees that it will not transfer, sell or otherwise dispose of the Series F Preferred Stock and/or the Underlying Shares, without (i) first obtaining the transferee, assignee and/or purchaser’s agreement in writing that it will be bound by the limitations set forth in Paragraph 4 hereof and (ii) requiring any subsequent transferee, assignee and/or purchaser to agree in writing to the same requirements of Paragraph 4 and 5(a) hereof. The Company shall be a third-party beneficiary of this provision.

b.	The rights described herein shall terminate and be of no further force or effect upon such time as no Shares are held by the Holder or its Affiliates.

c.	This letter agreement is a Transaction Document, and together with the exhibits and schedules thereto, contain the entire understanding of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties hereto acknowledge have been merged into such documents, exhibits and schedules.

d.	Sections 5.4 through 5.20 of the Purchase Agreement (other than Section 5.10) are hereby incorporated into this letter agreement by reference, mutatis mutandis.

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Very truly yours,

ATTIS INDUSTRIES INC.

By:	/s/ Jeffrey S. Cosman
Name:	Jeffrey S. Cosman
Title:	Chief Executive Officer

Acknowledged and agreed:

GOLDMAN SACHS & CO. LLC

By:	/s/ Stephen Hipp
Name:	Stephen Hipp
Title:	Managing Director

cc:	Goldman Sachs Specialty Lending Group, L.P.
Jeremiah G. Garvey, Esq., Cozen O’Connor

Signature Page to Letter Agreement